Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-111729) pertaining to the Levitt Corporation 2003 Stock Incentive Plan and the Registration Statement (Form S-8 No. 333-111728) pertaining to the Levitt Corporation Security Plus Plan of our reports dated March 15, 2006, with respect to the consolidated financial statements of Bluegreen Corporation, Bluegreen Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Bluegreen Corporation, included in Bluegreen Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005 which are included in the Levitt Corporation Annual Report (Form 10-K) for the year ended December 31, 2005.

ERNST & YOUNG LLP Certified Public Accountants

March 23, 2006
Miami, Florida